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                           Exhibit 4.2


                   LOAN AND SECURITY AGREEMENT


          THIS AGREEMENT, made and entered into as of the 31st day of December, 1996, between First Union National Bank of Tennessee, a national banking association, with its principal place of business at 150 Fourth Avenue North, Nashville, Tennessee, 37219, hereinafter referred to as "Bank", Southeastern Technology, Inc., a Tennessee corporation, hereinafter referred to as the "Borrower", and SETECH, Inc., a Delaware corporation, hereinafter referred to as the "Guarantor"),

                      W I T N E S S E T H:

     WHEREAS, Bank has agreed to loan to Borrower, on a revolving line of credit basis, amounts not to exceed $600,000; and

     WHEREAS, Bank, Borrower and Guarantor desire to enter into this Agreement to set forth the terms and conditions for disbursing funds under the $600,000 facility (the "Credit Facility"),

     NOW, THEREFORE, in consideration of the foregoing premises, and other good and valuable consideration, the receipt and legal sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. DEFINITIONS. Capitalized terms not otherwise defined herein shall have the following meanings:

     1.1 "Accounts", "accounts" and "accounts receivable" shall include all rights to payment for goods sold or leased or for services rendered, all sums of money or other proceeds due or becoming due thereon, all instruments pertaining thereto, all guaranties and security therefor, and all goods giving rise thereto and the rights pertaining to such goods, including the right of stoppage in transit, and all related insurance.

     1.2 "Borrowing Base" means the lesser of $600,000.00, or the sum of 80% of the Qualified Accounts Receivable as the same may be amended or supplemented from time to time.

     1.3 "Business Day" means any day other than a Saturday, Sunday or other day in which financial institutions located in Nashville, Tennessee, are required or permitted to close.

     1.4 "Default" means the occurrence or existence of any event which, but for the giving of notice or expiration of time or both, would constitute an Event of Default.

     1.5 "Default Rate" means the Default Rate, as defined in the Note.

     1.6 "Eurodollar Liabilities" has the meaning assigned to that term in Regulation D of the Board of Governors of the Federal
Reserve System, as in effect from time to time.

     1.7 "Eurodollar Rate Reserve Percentage" means the reserve percentage applicable during any LIBOR Interest Period under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirements, including, without limitation, any emergencies, supplemental or other marginal reserve requirements, for the Lenders with respect to liabilities or assets consisting of or including Eurodollar Liabilities having a term equal to such LIBOR Interest Period.

     1.8  "Guaranty Agreement" means the Guaranty and Suretyship
Agreement of even date herewith executed by Guarantor in favor of Bank.

     1.9 "Hazardous Materials" means petroleum and petroleum products and compounds containing them, including gasoline, diesel fuel and oil; explosives; flammable materials; radioactive materials; polychlorinated biphenyls ("PCBs") and compounds containing them; lead and lead-based paint; asbestos or asbestos-containing materials in any form that is or-could become friable; underground storage tanks, whether empty or containing any substance; any substance the presence of which is prohibited by any federal, state or local authority; any substance that requires special handling; and any other material or substance now or in the future defined as a "hazardous substance," "hazardous material," "hazardous waste," "toxic substance," "toxic pollutant," "contaminant," or "pollutant" within the meaning of any Hazardous Materials Law.

     1.10 "Hazardous Materials Laws" means all federal, state and local laws, ordinances and regulations and standards, rules, policies and other governmental requirements, administrative rulings and court judgments and decrees in effect now or in the future and including all amendments, that relate to Hazardous Materials and apply to the Borrower. Hazardous Materials Laws include, but are not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601, et seq., the Resource Conservation and Recovery Act, 42 U.S.C.
Section 6901, et seq., the Toxic substance Control Act, 15 U.S.C.
Section 2601, et seq., the Clean Water Act, 33 U.S.C. Section 1251, et seq., and the Hazardous Materials Transportation Act, 49 U.S.C.
Section 1801, and their state analogs.

     1.11 "Inventory" and "inventory" mean goods, merchandise, replacement parts and other personal property, now owned or hereafter acquired, which are held for sale or lease or are to be furnished under a contract of service or are raw materials, work in process, packaging, labels or materials to be used or consumed in the Borrower's business and any returned goods or credits for returned goods.

     1.12 "LIBOR Interest Period" means the one month interest period, applicable with respect to a LIBOR Loan.

     1.13 "LIBOR Loan" means any advance under the Line of Credit bearing interest at the LIBOR Rate.

     1.14 "LIBOR Rate" means the floating interest rate per annum (rounded upward, if necessary, to the next 1/100th of one percent) at which dollar deposits approximately equal in the principal amount of the applicable LIBOR Loan with a maturity comparable to the applicable LIBOR Interest Period are offered to money center banks in immediately available funds in the London Interbank Market for eurodollars at approximately 12:00 noon, Nashville time, on the date of commencement of the LIBOR Interest Period, as determined by Bank.

     1.15    "Loan Documents" means this Agreement, the Note, the
Guaranty Agreement, and any and all other documents and instruments evidencing or securing the Credit Facility, or any portion thereof.

     1.16    "Maturity Date" means October 31, 1997.

          "Note" means the Line of Credit Note of even date herewith, in the original amount of $600,000, executed by the Borrower and payable to Bank, together with all renewals and extensions thereof.

     1.18 "Prime Rate" means the rate announced by Bank from time to time as the Prime Rate, and is not necessarily the best or lowest rate offered by Bank.

     1.19 "Prime Rate Loan" means any disbursement under the Line of Credit, which bears interest at the Prime Rate.

     1.20    "Qualified Accounts Receivable" means

          a. the account arises from a bona fide, outright sale of goods by Borrower or for services performed by Borrower, and such goods have been shipped or the sale has otherwise been consummated, or the services have been performed;

          b. the title of Borrower to the account, and, except as to the account debtor, to any goods, is absolute and is not subject to any prior assignment, claim, lien or security interest;

          c. the amount shown on the books of Borrower and on any invoice or statement delivered to Bank is owing to Borrower, and no partial payment has been made thereon by anyone;

          d. the account is not subject to any claim of reduction, counterclaim, offset, recoupment, or any claim for credits, allowances or adjustments by the account debtor because of returned, inferior or damaged goods or unsatisfactory services, or for any other reason, except for customary discounts allowed for prompt payment;

          e. the account is not an account that the Bank, in its reasonable discretion, has determined to be ineligible in whole or in part and has notified Borrower thereof;

          retain any of the goods from the sale of which the account arose;

          g. the account is due and payable not more than thirty
(30) days from the date of the invoice therefor;

          h. the account is not more than ninety (90) days old, dating from the original invoice date (not due date) as set forth in the terms of the respective invoices; provided, however, in the event that more than twenty-five percent (25%) by value of the accounts of a particular account debtor are more than ninety (90) days old, dating from the original invoice date, then all of the accounts of such account debtor, including current receivables, shall be excluded from Qualified Accounts Receivable;

          i. the account does not arise out of a contract with, or order from, an account debtor that, by its terms, forbids or makes the assignment of that account to the Bank void or unenforceable;

          j. Borrower has not received any note, trade acceptance, draft or other instrument with respect to or in payment of the account, or any chattel paper with respect to the goods giving rise to the account, and if any such instrument or chattel paper is received, Borrower will immediately notify Bank and, at the latter's request, endorse or assign and deliver the same to Bank;

          k. neither Borrower nor Bank has received any notice of the dissolution, termination of existence, insolvency, business failure, appointment of a receiver for any part of the property of, assignment for the benefit of creditors by, or the filing of a petition in bankruptcy or the commencement of any proceeding under any bankruptcy or insolvency laws by or against the account debtor.

          l. Titan Services, Inc. shall be excluded from Qualified Accounts Receivable.

     1.21 "Tangible Net Worth" means total assets less total liabilities (including debt fully subordinated to the Credit Facility), less intangible assets (including, without limitation, goodwill, franchises, licenses, patents, trademarks, trade names, copyrights, service marks and brand names).


2.  CREDIT FACILITY

     2.1 Subject to the terms and conditions of this Agreement, provided no Default exists until the Maturity Date, the Borrower may borrow, repay and reborrow up to the Borrowing Base. The proceeds of the Credit Facility (the "Line of Credit") shall be used to provide working capital for the Borrower and for no other purpose.

     2.2 The Credit Facility shall be evidenced by a Line of Credit Note (the "Note") in form satisfactory to Bank. The Note shall contain the following terms:

          a. Interest Rate. Interest on so much of the principal balance of the Line of Credit as may be outstanding from time to time shall accrue at a floating rate per annum equal to either (at Borrower's option), (i) the LIBOR Rate plus 250 basis points (2.50%), or (ii) the Prime Rate. The interest rate payable on the Line of Credit shall adjust automatically to reflect changes in the Prime Rate and/or LIBOR Rate, as the case may be.

          b. Repayment. Interest accrued on so much of the outstanding principal balance as may be outstanding from time to time under the Line of Credit shall be due and payable (i) monthly, on the first day of each consecutive month, in the case of Prime Rate Loans, and (ii) at the conclusion of each applicable LIBOR Interest Period, in the case of LIBOR Loans. The first interest payment shall be due and payable on the first applicable interest payment date following the first advance under the Line of Credit. The outstanding principal balance of the Line of Credit, together with accrued but unpaid interest, shall mature and be due and payable on October 31, 1997.

          c. Maximum Rate. The interest rate payable on the Line of Credit is to be computed on a 360-day year base and shall be adjusted whenever there is a change in the applicable interest rate chosen by the Borrower. In no event shall the interest rate charged with respect to the Line of Credit exceed the Maximum Rate.


          d. Default Rate. Upon the occurrence of an Event of Default under the Loan Documents, at the option of Bank, the outstanding balance of the Credit Facility, including accrued interest, shall bear interest from the date of the Event of Default until paid, at the lesser of (i) the Default Rate, or (ii) the Maximum Rate.

The Credit Facility shall be secured by a first priority security interest in the accounts, inventory, equipment, machinery, general intangibles, trademarks, and other personal property assets of the Borrower, and by the Guaranty Agreement.

     2.3 In the case of a Prime Rate Loan, the Borrower shall give Bank irrevocable notice (a "Borrowing Notice") not later than 1:00 p.m. Nashville time on the day of disbursement. In the case of a LIBOR Loan, the Borrower shall provide the Borrowing Notice not later than 1:00 p.m. Nashville time three (3) Business Days prior to any requested disbursement. Each Borrowing Notice shall be written and shall specify the date of such requested disbursement, the aggregate amount of such disbursement, and whether the disbursement shall be a Prime Rate Loan or a LIBOR Loan. Each Borrowing Notice shall obligate the Borrower to accept the disbursement requested thereby.

          a. The Borrower shall have the right at any time, on prior irrevocable written or telefaxed notice to Bank to convert any Prime Rate Loan into a LIBOR Loan, to convert a LIBOR Loan into a Prime Rate Loan, or to continue a LIBOR Loan for a subsequent LIBOR Interest Period, subject in each case to the following:

             (1)  Each conversion notice shall be irrevocable;

             (2) Each notice to convert to a LIBOR Loan or to continue a LIBOR Loan shall be received by Bank not later than 1:00 p.m. Nashville time, three (3) days prior to the requested conversion date;

             (3) No LIBOR Loan shall be converted or prepaid at any time other than at the end of the Interest Period applicable thereto;

             (4) Each conversion shall be effected by applying the proceeds of the new LIBOR Loan or Prime Rate Loan, as the case may be, to the disbursement (or portion thereof) being converted;

             (5) In no event shall the number of LIBOR Loans outstanding at any one time exceed three (3).

             Each notice pursuant to this subparagraph shall be irrevocable and shall refer to this Agreement and specify (i) the identity and principal amount of the particular disbursement that the Borrower requests to be converted or continued, and (ii) if such notice requests conversion, the date of conversion (which shall be a Business Day). In the event that the Borrower shall not give notice to continue any LIBOR Loan for a subsequent LIBOR Interest Period, such Loan (unless repaid) shall automatically be converted into a Prime Rate Loan. If the Borrower shall fail to specify in a Borrowing Notice the interest rate option selected, the Borrower will be deemed to have requested a Prime Rate Loan. Notwithstanding anything to the contrary contained above, if an Event of Default shall have occurred and be continuing, no LIBOR Loan may be continued, and no Prime Rate Loan may be converted into a LIBOR Loan.

     2.4 The Credit Facility may be prepaid at any time, in whole or in part, without prepayment penalty or premium, subject to the limitation that advances bearing interest at the LIBOR Rate may only be prepaid at the conclusion of the applicable LIBOR Interest Period.

     2.5 In the event that reasonable means do not exist for ascertaining the LIBOR Rate generally, Bank shall, as soon as practicable thereafter, give written or telephonic notice of such determination to the Borrower, in which case, borrowings at the LIBOR Rate shall be suspended, and the interest rate applicable to LIBOR Loans shall be calculated based upon an alternative rate selected by Bank, which, in the Bank's judgment, reasonably approximates the LIBOR Rate and which can be verified through published reports or readily accessible sources. Each determination by Bank hereunder shall be conclusive absent manifest error.

     2.6 a. Notwithstanding any other provision herein, if after the date of this Agreement any change in applicable laws or regulations or in the interpretation or administration thereof by any governmental authority charged with the interpretation or administration thereof (whether or not having the force of law) shall change the basis of taxation of payments to Bank under any LIBOR Loan or any other fees or amounts payable hereunder (other than taxes imposed on the overall net income of the Bank by the country in which the Bank is located, or by the jurisdiction in which Bank has its principal office, or by any political subdivision or taxing authority therein), or shall impose, modify, or deem applicable any reserve requirement, special deposit, insurance charge (including FDIC insurance on eurodollar deposits) or similar requirements against assets of, deposits with or for the account of, or credit extended by, the Bank or shall impose on the Bank or the London Interbank Market any other condition affecting this Agreement or LIBOR Loans, and the result of any of the foregoing shall be to increase the cost to Bank of making or maintaining its LIBOR Loans or to reduce the amount of any sum received or receivable by the Bank for any of its LIBOR Loans hereunder (whether of principal, interest or otherwise) by an amount reasonably deemed by the Bank to be material, then the Borrower will pay to the Bank such additional amount or amounts as will reasonably compensate the Bank for such additional costs.

          b. If either:

             (1) The introduction of, or any change in, or in the interpretation of, any United States or foreign law, rule or regulation; or

             (2) Compliance with any directive, guidelines or request from any central bank or other United States or foreign governmental authority (whether or not having the force of law) promulgated or made after the date hereof (but excluding, however, any law, rule, regulation, interpretation, directive, guideline or request contemplated by or resulting from the report dated July, 1988, entitled "International Convergence of Capital Measurement and Capital Standards" issued by the Basic Committee on Banking Regulations and Supervisory Practices), affects or would affect the amount of capital required or expected to be maintained by the Bank (or any lending office of the Bank) or any corporation directly or indirectly owning or controlling the Bank (or any lending office of the Bank) based upon the existence of this Agreement, and Bank shall have determined that such introduction, change or compliance has or would have the effect of reducing the rate of return on the Bank's capital or on the capital of such owning or controlling corporation as a consequence of its obligations hereunder (including its commitment) to a level below that which the Bank or such owning or controlling corporation could have achieved but for such introduction, change or compliance (after taking into account that Bank's policies or the policies of such owning or controlling corporation, as the case may be, regarding capital adequacy) by an amount deemed by Bank (in its sole discretion) to be material, then the Borrower will pay to Bank such additional amount or amounts as will compensate Bank for such reduction attributable to making, funding and maintaining the Credit Facility.

     2.7 All parties to the Loan Documents intend to comply with applicable usury law. All existing and future agreements evidencing or securing the Credit Facility are hereby limited and controlled by the provisions of this Section 2.7. In no event (including but not limited to prepayment, default, demand for payment, or acceleration of maturity) shall the interest taken, reserved, contracted for, charged or received in connection with the Credit Facility under the Loan Documents or otherwise, exceed the maximum nonusurious amount permitted by applicable law (the "Maximum Amount"). If, from any possible construction of any document, interest would otherwise be payable in excess of the Maximum Amount, then ipso facto, such document shall be reformed and the interest payable reduced to the Maximum Amount, without necessity of execution of any amendment or new document. If Bank ever receives interest in an amount which apart from this provision would exceed the Maximum Amount, the excess shall, without penalty, be applied to the unpaid principal balance of the Indebtedness in inverse order of maturity of installments and not to the payment of interest, or be refunded to the Borrower, at the election of the Bank in its sole discretion or as required by applicable law. The Bank do not intend to charge or receive unearned interest on acceleration. All interest paid or agreed to be paid to the Bank in connection with the Credit Facility, or any portion thereof, shall be spread throughout the full term (including any renewal or extension) of the Line of Credit so that the amount of interest paid does not exceed the Maximum Amount.

     2.8 The Borrower shall pay Bank a fee equal to one-half of one percent (.50%) of the average daily unused portion of the Line of Credit, such fee to be due and payable quarterly, in arrears, on the first day of each April, July and October, 1997, beginning April 1, 1997.

     2.9 Advances under the Line of Credit shall be used to finance working capital needs of Borrower, and shall be based upon Borrowing Base Certificates submitted by Borrower, in form and substance acceptable to Bank.


3.  SECURITY INTEREST

     3.1 As security for the payment of all advances under the Credit Facility now or in the future made hereunder and all other indebtedness and obligations of the Borrower to Bank, created under this Agreement or otherwise, now existing or hereafter incurred, matured or unmatured, direct or contingent, including all modifications, extensions and renewals thereof, hereinafter sometimes collectively referred to as the "Indebtedness", the Borrower hereby collaterally assigns to Bank and grants to Bank a security interest in the following:

          a. All of the Borrower's accounts, whether now existing or hereafter arising;

          b. All of the Borrower's chattel paper and instruments, whether now existing or hereafter acquired, evidencing any obligation to the Borrower for payment for goods sold or leased or services rendered;

          c. All of the Borrower's existing inventory and all inventory acquired by the Borrower during the term of this Agreement;

          d. All of the Borrower's existing equipment and machinery (excluding leased equipment) and all equipment and machinery acquired by the Borrower during the term of this Agreement;

          e. All of Borrower's trademarks and general intangibles, whether now existing or hereafter arising or acquired, and all of Borrower's files, records (including without limitation computer programs, tapes and related electronic data processing software) and writings of the Borrower or in which Borrower has an interest in any way relating to Borrower's general intangibles, accounts, inventory and equipment;

          f. All proceeds of policies of insurance on any of the foregoing;

          g.  All of the proceeds therefrom.

All of which hereinafter sometimes is referred to collectively as the "Collateral".

4.  CONDUCT OF BUSINESS AND LOCKBOX OF RECEIVABLES

     4.1 So long as no Event of Default occurs hereunder, the Borrower shall have the right, in the regular course of business, to process and sell Borrower's inventory. Bank's security interest hereunder shall attach to all proceeds of all sales or other dispositions of Borrower's inventory.

     4.2 Following an Event of Default, upon request by the Bank, Borrower shall cause all payments on accounts to be deposited directly with Bank, together with all payments of inventory sold or in payment of or on account of Borrower's accounts, such funds to be deposited with Bank in a special account maintained by Bank on behalf of Borrower. To the extent an account debtor pays Borrower directly for inventory sold, Borrower shall immediately deposit such funds with Bank. Pending such deposit, Borrower agrees that it will not commingle any such checks, drafts, cash and other remittances with any of Borrower's funds or property, but will hold them separate and apart therefrom, and upon an express trust for Bank until deposit thereof is made in the special account. The funds in the special account shall be security for all loans and obligations of Borrower to Bank and all other Indebtedness secured by the terms of this Agreement. Bank may apply the whole or any part, as Bank deems appropriate, of the collected funds on deposit in the special account against the principal and/or interest due under the Indebtedness secured by this Agreement, the order and method of such application to be in the discretion of Bank. Any portion of the funds on deposit in the special account that are not applied by Bank to the Indebtedness shall be paid to Borrower.

      4.3 Following an Event of Default, Bank shall have the absolute and unconditional right to notify and direct the account debtors obligated on any or all of Borrower's accounts to make payments thereof directly to Bank and to take control of all proceeds of any such accounts which rights Bank may exercise at any time, whether or not Borrower is then in default hereunder or theretofore were making collections thereon. The costs of such collection and enforcement, including attorneys' fees and expenses, shall be borne solely by Borrower, whether incurred by Bank or Borrower.

     4.4 Whether or not an Event of Default shall have occurred, through independent auditors designated by the Borrower, Bank shall have the right from time to time to contact the account debtors obligated on any or all of Borrower's accounts for the purposes of confirming the validity and amount of the accounts, such contact to be made by such independent auditors, as approved by Bank. Copies of all responses from account debtors shall be provided to Bank.

     4.5 The Bank shall not, under any circumstances, be liable for any error or omission or delay of any kind occurring in the settlement, collection or payment of any accounts or any instrument received in payment thereof or for any damage resulting therefrom, except for fraud or gross negligence on the part of the Bank.

5.  COVENANTS AND WARRANTIES OF THE Borrower

     5.1  Borrower hereby covenants and warrants to Bank:

          a. The principal place of business and chief executive office of Borrower is set forth in Exhibit 5.1(a). The Borrower will notify Bank promptly in writing of any change in the location of the principal place of business or any other place of business or the establishment of any new place of business.

          b. All equipment and machinery that is a part of the Collateral under this Agreement is used primarily for business use and is located at the locations set forth in Exhibit 5.1(b). The Borrower will not sell or offer to sell or otherwise transfer or dispose of any portion of the said equipment or machinery, or any interest therein, without the prior written consent of Bank. All inventory of the Borrower will be stored at the locations set forth in Exhibit 5.1(b). Borrower will not store inventory in any other location without the prior written consent of Bank.

          c. The Borrower is the owner of the Collateral free from any adverse lien, security interest, or encumbrance, except as reflected in Exhibit 5.1(c) attached hereto. The Borrower will defend the Collateral against all claims and demands of all persons at any time claiming the same or any interest therein.

          d. The Borrower at all times will keep accurate and com-plete records of the Borrower's accounts. Bank, or any of its agents, shall have the right to call at Borrower's place or places of business, at intervals to be determined by Bank and, without hindrance or delay, to inspect at Borrower's cost all of Borrower's inventory and to inspect, audit, check, and make extracts from the books, records, journals, orders, receipts, correspondence, and other data relating to Borrower's accounts or to any other transactions between the parties hereto. Without limiting the foregoing, Borrower acknowledges and agrees that Bank or its agents shall inspect Borrower's books, records and inventory by field audits (to be conducted not less often than annually), with the costs of said field audits to be paid by Borrower.

          e. If any of Borrower's accounts should be evidenced by promissory notes, trade acceptances, or other instruments for the payment of money, Borrower immediately will deliver same to Bank, appropriately endorsed to Bank's order. Regardless of the form of such endorsement, Borrower hereby waives presentment, demand, notice of dishonor, protest and notice of protest, and all other notices with respect thereto.

          f. No financing statement covering any of the Collateral or any proceeds therefrom is on file in any public office, except for filings in favor of the Bank and the matters described in
Exhibit 5.1(c). At the request of Bank, Borrower will join with Bank in executing one or more financing statements pursuant to the Uniform Commercial Code, in form satisfactory to Bank, and will pay the cost of filing or recording the same or this Agreement in all public offices wherever filing or recording is deemed by Bank to be necessary or desirable. A copy of this Security Agreement or copies of any financing statements executed herewith may be filed in lieu of originals in any public office.

          g. Borrower is and shall remain a corporation duly organized, existing and in good standing under the laws of the State of Tennessee, authorized to transact in Tennessee all business that such entity is now transacting therein and is and shall remain duly qualified to do business in each state which qualification is necessary. Neither the execution, the delivery nor the performance of this Agreement and all related documents by Borrower will constitute a default under or conflict with its respective charter or bylaws or any agreement, contract, document, or instrument to which Borrower now is a party. The execution of all necessary resolutions and other prerequisites of corporate actions have been duly performed so that the individuals executing this Agreement and related documents on behalf of Borrower is duly authorized to bind such entity by his signature.

          h. There is no litigation or proceeding pending against the Borrower or, to the knowledge of Borrower, threatened that, if decided adversely to Borrower, would have a material effect upon its financial condition. Borrower is not subject to any outstanding court or administrative order. Borrower covenants to give Bank prompt written notice of any litigation, arbitration, administrative proceeding or investigation that may hereafter be instituted or threatened against Borrower, whether or not liability under such proceeding would be covered by insurance.

          i. The statements of condition of Borrower dated June 30, 1996, fairly and accurately reflects the financial condition and capital structure of each entity as of said date. Since said date, no material adverse change in either has occurred or, to the knowledge of Borrower, is threatened. All financial statements delivered to Bank have been prepared in accordance with generally accepted accounting principles, consistently applied, and are true, accurate and complete in every respect. Without limiting the foregoing, Borrower warrants that such financial statements disclose all known contingent liabilities as well as direct liabilities. Borrower acknowledges that Bank has advanced (or committed to advance) the Indebtedness in reliance upon such financial statements, and Borrower warrants that no material adverse change has occurred in the financial condition of any person or entity as set forth in such financial statements. Borrower warrants that each has good and absolute title to the assets disclosed on Borrower's balance sheet disclosed to Bank, subject only to liens, security interests and other encumbrances noted thereon.

          j. Borrower is not presently delinquent in the payment of any taxes imposed by any governmental authority or in the filing of any tax return and Borrower is not involved in a dispute with any taxing authority over tax amounts due. Borrower covenants that all future taxes assessed against Borrower shall be timely paid and that all tax returns required of Borrower shall be timely filed.

          k. Borrower will keep the Collateral free from any lien, security interest, or encumbrance other than that granted to Bank herein and in good order and repair and will not waste or destroy the Collateral or any part thereof. Borrower will not use the Collateral in violation of any statute or ordinance. Borrower's business activities are conducted in accordance with all applicable laws and regulations, and Borrower covenant that such activities shall continue to be so conducted. Bank may examine and inspect the Collateral at any time, wherever located.

          l. Borrower will maintain insurance, in form, amounts, and with companies in all respects satisfactory to Bank, insuring Borrower's inventory, fixtures, equipment, and machinery against loss from fire, theft, and other risks determined by Bank. Bank shall be designated as an additional insured under the terms of the policies evidencing such insurance. Upon request by Bank, Borrower will execute such additional instruments as Bank deems necessary to perfect in Bank a lien on Borrower's rights under such policies.

          m. Borrower shall provide Bank with the following (all of which shall be in form and substance acceptable to Bank):

             (i) within one hundred twenty (120) days of fiscal year end, complete audited financial statements prepared in accordance with generally accepted accounting principles, consistently applied, including balance sheet, profit and loss statement and statement of cash flows, with supporting schedules, prepared by a certified public accountant reasonably acceptable to Bank with such accountant giving an unqualified opinion as to all statements, including a copy of the management letter delivered by the certified public accountant completing the audit;

             (ii) within forty-five (45) days after the end of
                  each quarter, quarterly interim financial and operating statements for the preceding quarter, including balance sheet, profit and loss statement of cash flows, with supporting schedules, in form satisfactory to Bank, which shall be certified by a responsible officer and shall reflect accurately the financial condition of the Borrower;

             (iii) within five (5) days after the
                   end of each month, a monthly
                   summary aging report of all
                   accounts receivable;

             (iv) with each draw request, and with the quarterly
                  financial statements, a completed borrowing base certificate, which shall be in form and substance acceptable to Bank;

             (v) a compliance certificate in form and substance acceptable to Bank, which shall include a calculation of the financial covenants set forth in this Agreement, which certificate shall be delivered to Bank simultaneously with the delivery of the quarterly interim financial statements required in (ii) above;

             (vi) Borrower shall cause Guarantor to provide to
                  Bank within one hundred twenty (120) days of Guarantor's fiscal year end, complete audited consolidating financial statements prepared in accordance with generally accepted accounting principles, consistently applied, including bal-ance sheet, profit and loss statement and statement of cash flows, with supporting schedules, prepared by a certified public accountant reasonably acceptable to Bank with such accountant giving an unqualified opinion as to all statements, including a copy of the management letter delivered by the certified public accountant completing the audit. Guarantor shall also supply Bank with copies of the quarterly Form 10-Q filed with the Securities and Exchange Commission ("SEC"), as well as the annual Form 10-K (or 10-KSB) filed with the SEC;

     All financial statements, certificates and other information required to be submitted to Bank shall be in form satisfactory to Bank and shall be executed by an officer of the entity submitting such information, satisfactory to Bank.

          n. Borrower will give Bank prompt written notice within five (5) days of (i) the creation or discovery of any material additional contingent liability or the occurrence of any other material adverse change in the financial condition of Borrower or Guarantor or other person or entity presently or hereafter liable for payment of all or part of the Indebtedness, and (ii) the occurrence of any event, or presence of any condition, which constitutes a default hereunder or which within the giving of notice, the passage of time, or both, would constitute a default.

          o. Borrower will comply with all statutes and government regulations applicable to Borrower's operations and pay promptly all taxes, assessments, claims for labor, supplies, rent, and other obligations that, if unpaid, might become a lien against Borrower's property. In the event any such liability or obligation is contested by Borrower in good faith, Borrower, at the request of Bank, shall establish reserves in amounts satisfactory to Bank to meet such obligation.

          p. Upon demand, Borrower will advance to Bank, or, at Bank's option, reimburse Bank, for the following expenses:

             (1) All taxes that Bank may be required to pay because of the Indebtedness or because of Bank's interest in any Collateral securing the payment of the Indebtedness;

             (2) All expenses that Bank may incur in connection with the preparation, execution, audit and administration, or enforcement of this Agreement or of any other document pertaining to the Indebtedness;

             (3) All costs of preserving, insuring, preparing for sale (whether by improvement, repair or otherwise) or selling any Collateral securing the Indebtedness;

             (4) All court costs and other costs of collecting any debt, overdraft or other obligation included in the Indebtedness, including compensation for time spent by employees of Bank;

             (5) All reasonable costs arising from any litigation proceeding (whether or not Bank is a party thereto) that Bank may incur as a result of the Indebtedness or as a result of Bank's association with Borrower, including, but not limited to, expenses incurred by Bank in connection with a case or proceeding involving Borrower under any chapter of the Bankruptcy Code or any successor statute thereto;

             (6) Reasonable attorney's fees incurred in con-nection with any of the foregoing.
If Bank pays any of the foregoing expenses, they shall become a part of the Indebtedness and shall bear interest at the highest lawful rate.

          q. Following an Event of Default, Bank shall have the right to obtain and use the services of a collateral control firm at its option. All expenses for such services shall be borne by Borrower.

          r. Except as set forth in Exhibit 5.1(r), Borrower presently has no subsidiaries or interests in any partnership or other business entity, and Borrower covenant that the Borrower will not hereafter acquire stock of any other corporation or acquire an equity interest in any other business entity without the prior written approval of Bank.

          s. Borrower will maintain current corporate minute books and stock ledgers and agrees to allow Bank to inspect the same at any time.

          t. The Borrower does not maintain any plan qualified under the Employee Retirement Income Security Act of 1974 and covenant that they will not establish such a plan without Bank's prior written consent. Bank acknowledges that Guarantor currently maintains a plan which may benefit employees of the Borrower.

          u. Borrower has not been known under or done business under any name other than the name used by Borrower in executing this Agreement. Borrower agrees to give Bank at least fifteen (15) days prior written notice before Borrower begins using any name other than that used in executing this Agreement.

          v. In order to further secure the payment of the Indebtedness, Borrower hereby grants a security interest and right to setoff against all presently owned or hereafter acquired monies, items, credits, deposits and instruments (including certificates of deposit) presently or hereafter in the possession of Bank. By maintaining any such accounts or other property with Bank, Borrower voluntarily subjects the property to Bank's rights hereunder. Bank may exercise its rights under this Paragraph without prior notice following an Event of Default. Borrower agrees that Bank shall not be liable for the dishonor of any instrument resulting from the exercise of rights under this Paragraph.

          w. Borrower will execute such other assignments, security agreements, financing statements, and other documents that Bank may deem necessary to further evidence the obligations provided for herein or to perfect, extend, or clarify Bank's rights in any property securing or intended to secure the Indebtedness. Any Vice President of Bank is hereby appointed as Borrower's attorney-in-fact with full power of substitution for the signing of financing statements and other similar filings with government offices for perfecting security interests granted hereby to the extent the Borrower fail to execute or deliver such documents following a written request by Bank. Borrower acknowledges that this power of attorney is coupled with an interest and is irrevocable.

          x. Borrower is not a party to any contract or agreement and is not subject to any contingent liability that does or may impair Borrower's ability to perform under the terms of this Agree-ment. The execution and performance of this Agreement will not cause a default under any other contract or agreement to which Borrower or any property of Borrower is subject, and will not result in the imposition of any charge, penalty, lien or other encumbrance against any of Borrower's property except in favor of Bank.

          does not require the consent of or the giving of notice to any third party including, but not limited to, any account debtor, other lender, governmental body or regulatory authority.

          z. Borrower is in compliance with, and will continue to comply with, all Hazardous Materials Laws in connection with Borrower's business operations, and will indemnify and hold Bank harmless from any loss or damage incurred by Bank in connection with violations of applicable Hazardous Materials Laws by Borrower or Borrower's business operations.

     5.2 So long as any Indebtedness secured hereby is out-standing, Borrower covenants and warrants that, without the prior written consent of Bank, the Borrower will not:

          a. Change its name, enter into any merger, consolidation, reorganization, or recapitalization, or reclassify its capital stock.

          b. Sell, lease, convey, or otherwise dispose of any of its property or assets, except in the ordinary course of business.

          c. Become liable, directly or indirectly, for any obligation of any other person, by guaranty, endorsement, or other-wise, except by endorsement of negotiable instruments payable at sight for deposit or collection.

          d. Become liable, directly or indirectly, with respect to any obligation for money borrowed, or the equivalent, except the Indebtedness, except for purchase money obligations incurred in the ordinary course of business in an aggregate amount not exceeding $100,000.

          e. Suffer or permit, in whole or in part, dissolution, liquidation, or the retirement or redemption of any shares of its own stock or the stock of any subsidiary.

          f. Declare, set aside, or pay any dividend or make any other distribution, whether in cash, in kind, or otherwise, on account of or with respect to its stock, or take any action whatsoever that would reduce Borrower's capital surplus or earned surplus.

          g. Make any loans other than employee loans not exceeding an aggregate amount of Ten Thousand Dollars ($10,000.00) and deposits required by government agencies or public utilities.

          h. Make any investments except for investments in direct obligations of the United States Government maturing within one (1) year and certificates of deposit issued by Bank.

          i. Suffer or permit the Collateral to become subject to any security interest, lien, or other encumbrance, except for the following:

             (1) Any lien created by virtue of this Agreement, or any other lien in favor of Bank;

             (2) A pledge or deposit in connection with or to secure workman's compensation, unemployment insurance, pensions, or other employee benefits accruing under the provisions of law or under agreements now in force and disclosed to Bank;

             (3) Tax liens which result from obligations being contested by Borrower in good faith and for which Borrower has established adequate reserves in the event of an adverse ruling;

             (4) The matters described in Exhibit 5.1(c) attached hereto.

          j. Take any action, or suffer or permit any action to be taken, that would violate any of the warranties and covenants con-tained in Section 4.1 hereof or cause any of said warranties and covenants to be or become untrue.

          k. Submit to Bank any certificate or other document that contains any untrue statement of material fact or omits to state a material fact necessary to make it not misleading.

          l. Make capital expenditures (including capitalized leases and leasehold improvements) in any fiscal year in excess of $250,000 in the aggregate.

          m. Fail to comply with the following financial covenants:

             (i) Fixed Charge Coverage Ratio. The ratio of the sum of net income after tax plus depreciation and amortization plus interest expense plus rent expense divided by the sum of interest expense plus rent expense plus current maturities of long-term debt and capitalized leases shall not be less than 1.50 to 1, measured quarterly on a rolling four (4) quarter basis.

             (ii) Tangible Net Worth.  Borrower's Tangible Net
                  Worth shall not be less than $1,900,000 at all times.

          n. Suffer or permit the amount outstanding under the Line of Credit to exceed the Borrowing Base.


6.  CONDITIONS PRECEDENT

     6.1 As conditions precedent to Bank's making or continuing any loans hereunder, Borrower and Guarantor shall furnish to Bank, in form satisfactory to Bank:

          a. Appropriate corporate resolutions authorizing Borrower and Guarantor to enter into this Amendment, together with authorizations for officers of Borrower and Guarantor to execute any and all documents necessary to effectuate the transactions contemplated by this Agreement. In addition, Borrower and Guarantor shall provide to Bank copies of all corporate organizational documents, together with current Certificates of Good Standing/Existence.

          b. Delivery to Bank of current updated certificates of insurance evidencing comprehensive liability, hazard loss, and such other insurance insuring Borrower's inventory and facilities, which shall be in an amount, and issued by companies acceptable to Bank. Bank shall be named as an additional insured on all liability insurance, and as a mortgagee/loss payee on all hazard insurance.

          c. A Guaranty and Suretyship Agreement executed by Guarantor guaranteeing repayment of the Credit Facility, in form and substance acceptable to Bank.

7.  PROTECTIVE ACTION

     7.1 At its option, Bank may discharge taxes, liens, security interests, or other encumbrances at any time levied or placed on the Collateral and may pay for insurance on the Collateral. Borrower agree to reimburse Bank on demand for any payment made, or any expense incurred, by Bank pursuant to the foregoing authorization, together with interest thereon from date of payment at the highest rate permitted by applicable law. Until the occurrence of an Event of Default, Borrower may have possession of the Collateral and use it in any lawful manner not inconsistent with any policy of insurance thereon and not inconsistent with this Agreement.

8.  DEFAULT

     8.1 Regardless of the terms of any promissory note or notes issued in connection herewith, the occurrence of any of the events specified hereinbelow (sometimes hereinafter referred to as an "Event of Default") shall immediately terminate any obligations on the part of Bank to make or continue to fund, advance or readvance any sums to Borrower and, at the option of Bank, shall make all sums of interest and principal remaining on the Indebtedness immediately due and payable, without notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor, or other notices or demands of any kind or character, except as hereinafter specified:

          a. Default in the punctual payment when due of any of the Indebtedness or default in performance of any of the covenants, warranties, terms, or provisions contained or referred to in this Agreement or in any note evidencing any of the Indebtedness;

          b. Any covenant, warranty, representation, or statement made or furnished to Bank by or on behalf of Borrower or in connection with this Agreement proving to have been false in any material respect when made or furnished;

          c. Loss, theft, substantial damage, destruction, sale, or encumbrance to or of the Collateral, except for the sale of inventory specifically provided for in this Agreement, or the mak-ing of any levy, seizure, or attachment thereof or thereon;

          d. Dissolution, liquidation, cessation of business, termination of existence, insolvency, failure to pay debts as they mature, business failure, or appointment of a receiver of any part of the property of, assignment for the benefit of creditors by, or the commencement of any proceeding under any bankruptcy or insolvency law by or against Borrower or Guarantor;

          e. The filing of any tax lien whatsoever with respect to any of the Collateral pledged hereby, except for a tax lien that is being contested in good faith and for which Borrower provides addi-tional security satisfactory in all respects to Bank;

          f. The issuance of an attachment against property of Borrower unless removed, by bond or otherwise, within thirty (30) days;

          g. The entry of a final judgment against Borrower that remains unsatisfied for five (5) days after execution may first issue;

          h. The occurrence of an event of default under any other agreement between Borrower and Bank or under any agreement between Borrower and any lessor of real or personal property or any bank, savings and loan, insurance company, commercial credit company or other lender, including without limitation any lenders who are sub-ordinated to the Indebtedness secured hereunder;

          i. The occurrence of an Event of Default (and expiration of applicable notice and cure periods) under the Loan and Security Agreement by and between First Union Commercial Corporation and Titan Services, Inc., executed in December, 1996, or any other document or instrument executed in connection therewith.


9.  REMEDIES

     9.1 Upon the occurrence of an Event of Default and at any time thereafter, Bank shall have all the rights and remedies of a secured party under the Uniform Commercial Code and any other right Bank may have at law or equity. Bank may require Borrower to assemble the Collateral and make it available to Bank at a place or places, to be designated by Bank, reasonably convenient to both parties. Unless the Collateral is perishable, threatens to decline speedily in value, or is of a type customarily sold on a recognized market, Bank will give Borrower reasonable notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made. The requirements of reasonable notice shall be met if such notice is mailed, postage prepaid, to the address of Borrower shown at the end of this Agreement at least ten (10) days before the time of the sale or disposition. Borrower agree to pay all expenses of retaking, holding, preparing for sale, and selling the Collateral, together with any court costs and Bank's reasonable attorney's fees; all such expenses, costs and fees shall be deemed part of the Indebtedness. Bank may exercise its lien upon and right of setoff against any monies, credits, deposits or instruments that Bank may have in its possession and which belong to Borrower or to any other person or entity liable for the payment of any or all of the Indebtedness. The remedies provided Bank in this Agreement are not exclusive of any other remedies that may be available to Bank under any other document or at law or equity.

     9.2 No delay or omission on the part of Bank in exercising any right hereunder or in demanding strict compliance with the terms of this Agreement shall operate as a waiver of such right or of any other right under this Agreement or of demanding strict compliance with the terms of this Agreement. No waiver by Bank of any default shall operate as a waiver of any other default or of the same default on a future occasion.

10.  MISCELLANEOUS AND DEFINITIONS

     10.1 Unless otherwise set forth herein, all financial ratios and reports shall be calculated and prepared in accordance with generally acceptable accounting principles consistently applied.

     10.2 The captions contained in this Agreement are inserted only as a matter of convenience and shall not be construed as defining, limiting, extending, or describing the scope of this Agreement, any section hereof, or the intent of any provision hereof.

     10.3 All rights of Bank hereunder shall inure to the benefit of its successors and assigns, and all obligations of Borrower shall bind Borrower's successors and assigns.

     10.4 Time is of the essence with regard to each and every provision of this Agreement.

     10.5 Nothing in this Agreement shall be deemed a waiver or prohibition of Bank's right of banker's lien or setoff.

     10.6 This Agreement, and the documents executed and delivered pursuant hereto, constitute the entire agreement between the parties, and may be amended only by a writing signed by all parties.

     10.7 If any provision of this Agreement shall be held invalid under any applicable law, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provision, and, to this end, the provisions hereof are severable.

     10.8 Upon demand of any party hereto, whether made before or after institution of any judicial proceeding, any dispute, claim or controversy arising out of, connected with or relating to this Loan Agreement and other Loan Documents ("Disputes") between or among parties to this Loan Agreement shall be resolved by binding arbitration as provided herein. Institution of a judicial proceeding by a party does not waive the right of that party to demand arbitration hereunder. Disputes may include, without limitation, tort claims, counterclaims, disputes as to whether a matter is subject to arbitration, claims brought as class actions, claims arising from Loan Documents executed in the future, or claims arising out of or connected with the transaction reflected by this Loan Agreement.

          Arbitration shall be conducted under and governed by the Commercial Financial Disputes Arbitration Rules (the "Arbitration Rules") of the American Arbitration Association (the "AAA") and Title 9 of the U.S. Code. All arbitration hearings shall be conducted in the city in which the office of Bank first stated above is located. The expedited procedures set forth in Rule 51 et seq. of the Arbitration Rules shall be applicable to claims of less than $1,000,000. All applicable statutes of limitation shall apply to any Dispute. A judgment upon the award may be entered in any court having jurisdiction. The panel from which all arbitrators are selected shall be a retired judge from the highest court of general jurisdiction, state or federal, of the state where the hearing will be conducted, or if such person is not available to serve, the single arbitrator may be a licensed attorney. Notwithstanding the foregoing, this arbitration provision does not apply to disputes under or related to swap agreements.

     10.9 Nothing contained herein or in any related document shall be deemed to render Bank a partner of Borrower for any purpose. This Agreement has been executed for the sole benefit of Bank, and no third party is authorized to rely upon Bank's rights hereunder or to rely upon an assumption that Bank has or will exercise its rights under this Agreement or under any document referred to herein.

     10.10 Bank may proceed against collateral securing the Indebtedness and against parties liable therefor in such order as it may elect, and neither Borrower nor any surety or guarantor for Borrower shall be entitled to require Bank to marshall assets. The benefit of any rule of law or equity to the contrary is hereby expressly waived.

     10.11 Bank may, in its sole discretion, release any collat-eral securing the Indebtedness or release any party liable therefor. The defenses of impairment of recourse and any requirement of diligence on Bank's part in collecting the Indebtedness are hereby waived

     10.12 If any payment date under the Indebtedness falls on a day that is not a business day of Bank, or if the last day of any notice period falls on such a day, the payment shall be due and the notice period shall end on Bank's next following business day.

     10.13 The validity, construction and enforcement of this Agreement and all other documents executed with respect to the Indebtedness shall be determined to the maximum extent permissible according to the laws of Tennessee, in which state this Agreement has been executed and delivered.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered on their behalf by their duly authorized officers, on the date first set out above.

FIRST UNION NATIONAL BANK      SOUTHEASTERN TECHNOLOGY, INC.
OF TENNESSEE


BY:____________________________         BY:________________________

TITLE:_________________________         TITLE:_____________________

150 Fourth Avenue North                 Chief Executive Office:
Nashville, TN 37219                     905 Industrial Blvd.
                                        Murfreesboro, TN
          "BANK"                        "BORROWER"

Exhibit 5.1(b)


                            Addresses

Exhibit 5.1(c)


                     Permitted Encumbrances

Exhibit 5.1(r)


                    Subsidiaries of Borrower


                              NONE